EXHIBIT 99.1

Caledonia Mining Corporation Plc Production Update and Narrowing of Production Guidance Range for 2021

ST HELIER, Jersey, Oct. 13, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN & AIM: CMCL) announces gold production from the Blanket Mine in Zimbabwe ("Blanket") for the quarter ended September 30, 2021 ("Q3 2021" or the "Quarter"). Caledonia also narrows the production guidance range for 2021. All production numbers are expressed on a 100 per cent basis and are based on mine production data and are, therefore, subject to adjustment following final assay at the refiners.

Highlights

  Record quarterly production of 18,965 ounces of gold during the Quarter
  An increase of 25 per cent on the 15,155 ounces produced in the corresponding quarter of 2020.
  Production guidance for the year to December 31, 2021 has been narrowed at the top end of previous guidance at 65,000 and 67,000 ounces.
  Gold produced in the nine months to September 30, 2021 was 48,872 ounces, 14 per cent more than the 42,887 ounces produced in the nine months to September 30, 2020.
  Caledonia remains on track to achieve its production target of 80,000 ounces in 2022.

Commenting on the announcement, Steve Curtis, Chief Executive Officer, said:

"I am delighted that this quarter we have once again set a new production record as Blanket begins to reap the rewards of the substantially increased production capacity following the commissioning of the Central Shaft in March 2021.

“The ramp-up in production towards our quarterly target of 20,000 ounces has met our best estimate and, consequently, we have been able to narrow our annual production guidance from 61-67,000 ounces to 65-67,000 ounces.

“When we acquired Blanket from Kinross in 2006 our production in the third quarter of 2006 was 6,475 ounces - the Company has come a long way since then. Central Shaft provides the infrastructure required to access the deeper resources at Blanket for many years before any new vertical shaft deepening needs to be considered. The extra hoisting capacity provided by the shaft is the foundation to the production build-up to 80,000 ounces from next year onwards.

“The completion of Central Shaft and the resultant increase in production also means that we are able to execute other areas of our growth strategy such as the agreement to acquire Maligreen that we announced last month. This is an exciting time for the Company and I look forward to continuing to update shareholders of our progress.”

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
WH Ireland Adrian Hadden/ Andrew De Andrade	Tel: +44 20 7220 1751
Blytheweigh Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Public Relations Debra Tatenda	Tel: +263 77802131

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1 Refer to the technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR on May 26, 2021. Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company's qualified person as defined by Canada's National Instrument 43-101 and has approved any scientific or technical information contained in this news release.

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.
This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.